Exhibit 99.20

Valour announces the launch of physically digital asset backed ETP issuance platform in Europe and a record increase of Assets under Management in 2023 of close to 90% year-to-date

●	Valour launches its EU-wide offering of physically backed Exchange Traded Products on digital assets (ETPs) including white-label solutions for asset managers and family offices.

●	Total AUM rose by $70 million in 2023 reaching a record high of almost $148 million - an increase of close to 90% year-to-date.

Toronto, Ontario, April 12, 2023 - Valour Inc. (the “Company” or “Valour”) (NEO: DEFI) (GR: MB9) (OTC: DEFTF), a technology holding company and the first and only publicly traded company that bridges the gap between traditional capital markets, Web3 and decentralized finance, is pleased to announce the launch of a new EU-wide issuance platform for physically stored digital assets in the form of exchange-traded product (ETP) securities.

On April 5, 2023, Valour Digital Securities Limited (“VDSL”), a Jersey-based securities issuer, obtained all regulatory approvals by the Swedish and Jersey regulators for an EU-wide offering to investors domiciled in Austria, Belgium, Croatia, Czech Republic, Denmark, Finland, France, Germany, Hungary, Ireland, Italy, Liechtenstein, Luxembourg, the Netherlands, Norway, Malta, Poland, Portugal, Romania, Slovakia and Spain.

The new ETP products will be listed on regulated stock exchanges such as Deutsche Börse/Xetra in Frankfurt, Euronext in Paris and Amsterdam and SIX Swiss Exchange in Switzerland. The new ETP program adds to Valour’s already existing digital assets securities program, particularly focusing on the Nordic markets and covering a broad range of over 120 crypto currencies and digital assets in form of single underlyings, baskets or indices. Subject to the ultimate assessment by the tax authorities, investments in the new ETP products by private investors domiciled in Germany most likely should not qualify as taxable capital gains if the investment period exceeds one year. Hence, there should be no German tax withholding obligation with respect to the ETPs. VDSL aims to issue up to 15 new products under the name “1Valour” by the end of 2023.

The new ETP program is designed to attract institutional investors - such as corporates, pension funds, insurances, asset managers and family offices, providing them with a wide selection of secured digital asset securities that are aligned with internal and external investment guidelines and restrictions - as well as retail investors looking for long term holdings paired with asset security. VDSL also provides for joint “white-label” offerings which will allow asset managers and family offices to apply self-developed strategies and indices, satisfying the demand on their client side for certain digital asset products and exposures.

The ETPs will be secured by the respective digital assets that are physically stored with regulated custody providers. The initial custodians appointed are Komainu (Jersey) Limited, regulated by the Jersey Financial Services Commission, and Copper Technologies (Switzerland) AG, registered with the Financial Services Standard Association (VQF), a Self-Regulatory Organisation (SRO) officially recognised by the Federal Financial Market Supervisory Authority (FINMA).

Physical custody ensures that the underlying assets are stored separately from the issuer in a secure location. They are additionally secured by an independent third party acting as Trustee and pledged for the benefit of the ETP investors. This provides investors with an added layer of security and protection for their assets.

In addition, VDSL has entered into contractual arrangements with well-established market players as Market Makers, Authorized Participants and Index Providers, among them being: GHCO, based in the UK, one of the fastest-growing liquidity providers specializing in exchange traded funds and a market maker on all major European exchanges; Compass Financial Technologies SA, an independent Swiss-based company focused on the design, calculation, and administration of market benchmarks and tailor-made quantitative investment strategies through its French affiliate registered as a Benchmarks Administrator under the EU Benchmarks Regulations (EU BMR); as well as Invierno AB (“Vinter”), based in Sweden, being the benchmark administrator of the Vinter Valour benchmark family and the central recipient of input data with the ability to evaluate the integrity and accuracy of input data on a consistent basis.

“The launch of the digital asset backed issuance program is a milestone in Valour’s product strategy,” said Olivier Roussy Newton, CEO of Valour Inc. “It perfectly adds to Valour’s mission to offer investors a maximum level of security and facilitated access to the digital assets space. As well as further enhancing the Valour brand in Europe, the asset backed program may be especially of interest for our German investors, given its potential tax advantages.”

Valour further announces that total AUM increased by $70 million in 2023, reaching a record high of almost $148 million - an increase of close to 90% since the beginning of 2023. This number includes more than $6.6 million of net new sales in its existing ETP program - 8.5% organic growth next to ordinary market recovery figures.

Alongside this upcoming new issuance programme, Valour offers fully hedged digital asset ETPs with low to zero management fees, with product listings across European exchanges, banks and broker platforms. Valour’s existing product range includes Valour Uniswap (UNI), Cardano (ADA), Polkadot (DOT), Solana (SOL), Avalanche (AVAX), Cosmos (ATOM), Binance (BNB), Enjin (ENJ), Bitcoin Carbon Neutral (BTCN) and Valour Digital Asset Basket 10 (VDAB10) ETPs with low management fees. Valour’s flagship products are Bitcoin Zero and Ethereum Zero, the first fully hedged, passive investment products with Bitcoin (BTC) and Ethereum (ETH) as underlyings which are completely fee free.

About Valour

Valour Inc. (NEO: DEFI) (GR: MB9) (OTC: DEFTF) is a technology company and the first and only publicly traded company that bridges the gap between traditional capital markets and finance. Founded in 2019, Valour is backed by an acclaimed and pioneering team with decades of experience in financial markets and digital assets. Valour’s mission is to expand investor access to industry-leading Web3 and technologies. This allows investors to access the future of finance via regulated equity exchanges using their traditional bank account and access.

Cautionary note regarding forward-looking information:

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the Offering; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by Valour and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour exchange traded products by exchanges; growth and development of DeFi and cryptocurrency sector; rules and regulations with respect to DeFi and cryptocurrency; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

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For further information, please contact:

Investor Relations
ir@valour.com

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